SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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PRESS RELEASE

ECOPETROL ANNOUNCES ITS PROVED RESERVES AS OF DECEMBER 31, 2009

•	1P gross reserves of 1,88 mn BOE (SEC technical standard and price), and replacement ratio of 359%
•	Gross reserves 35.5% increase compared to 2008
•	98% of total reserves audited by three independent firms
•	Reserves-to-production ratio of 9.9 years, outstanding given the 17% increase in production

BOGOTA, Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC) announced its proved gross reserves of oil, condensate and natural gas as of December 31,2009 according to the two following criteria: 1) Securities and Exchange Commission (SEC) technical standard and price, and 2) Securities and Exchange Commission (SEC) technical standard with company prices.

98 percent of total proved reserves were audited by three independent firms: Gaffney, Cline & Associates, Ryder Scott Company and Degolyer and McNaughton.

1)	SEC technical standard and price

Ecopetrol announced today that at year-end 2009 the company´s and its subsidiaries´ proved reserves amounted to 1.88 billion barrels of oil equivalent (BOE) compared to 1.38 billion BOE at the end of 2008. The reserves replacement ratio was 359 percent for 2009 compared to 37.3 percent in 2008. At the end of 2009, consolidated reserves-to-production ratio, assuming future production remaining at 2009 levels was 9.9 years. Total addition was 682 million BOE of proved reserves, which increased 35.5% compared to 2008.

The additions were due to:

•	New Discoveries : 63 MMboe
•	Fields Production Revaluation: 572 MMboe
•	Price Variation: -61 MMboe
•	Acquisitions: 108.5 MMboe

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Proved reserves for 2009 were calculated using a SEC base price of US$ 61.18/bl, while for 2008 it was U$ 44.60/ bl.

The largest reserves addition came from the Central Region (37%), mainly from the Castilla and Chichimene fields, both located in the Meta province and operated by Ecopetrol.  The North East region was second largest in reserves addition (29%), the main contributor of which was the Pauto field located in the Casanare province and operated by BP.

Out of the entire 1.88 billion barrels of oil equivalent (BOE), Ecopetrol S.A itself accounts for 95%, Hocol, 3%, and 2% its participation in Petrotech.

2)	SEC technical standard with company prices:

At year-end 2009, applying company prices to SEC technical standard, Ecopetrol and its subsidiaries´ proved reserves amounted to 1.79 billion barrels of oil equivalent (BOE) compared to 1.47 billion BOE in 2008. The replacement ratio in 2009 was 269 percent, compared to 110% in 2008. At the end of 2009, consolidated reserves-to-production ratio, assuming future production remaining at 2009 levels was 9.4 years. Addition totals 510.2 million BOE of proved reserves, with an increase of 21.7% compared to 2008. Proved developed represented 61 percent of total proved reserves.

The additions were attributable to:

•	New Discoveries : 44 MMboe
•	Fields Production Revaluation: 394 MMboe
•	Price Variation: -42 MMboe
•	Acquisitions: 114 MMboe
.
The largest reserves addition came from the Central Region (47%), mainly from the Castilla and Chichimene fields, both located in the Meta province and operated by Ecopetrol. The North East region was second largest in reserves addition (22%), the main contributor of which was the Pauto field located in the Casanare province and operated by BP.

Out of the total 1.79 billion barrels of oil equivalent (BOE), Ecopetrol S.A itself represents 95%, Hocol 3%, and 2% its participation in Petrotech.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Ecopetrol proved reserves balance as of Dec 31, 2009

	Company Prices			SEC Prices
	Oil Million	Gas	Equiv. Oil	Oil Million	Gas	Equiv. Oil
Balance	bbls	Billion scf	Million boe	bbls	Billion scf	Million boe

Proved Reserves 2008	986	2,743	1,474	953	2,425	1,385

Production/Sales 2009	155	196	190	155	196	190

2008 Adjustments	1	0	1	0	0	0

Additions	433	434	510	538	811	682

Proved Reserves 2009	1,263	2,980	1,793	1,336	3,040	1,878

Reserves Replacement Ratio (%)	279%	221%	269%	347%	413%	359%

Proved Reserves Increase (%)	28%	9%	22%	40%	25%	36%
Royalties included

Bogota, Colombia – January 25 of 2010

Bogota, Colombia, January 25 of 2010

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Contact us for any additional information:

Dirección de Relaciones con el Inversionista – Director of Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Relaciones con los Medios (Colombia) – Media Relations
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 25, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer